Dear Randy,

Welcome to GCP Applied Technologies! This letter agreement specifies the terms of your employment with GCP Applied Technologies Inc. (“Company”).

If you agree with the terms of this letter agreement, please sign where indicated below and return one fully executed copy to me. An additional copy is enclosed for your records.

Position and Responsibilities

As discussed, we anticipate that you will join the Company on a date to be mutually agreed upon.

Effective upon joining the Company, you will commence employment in the position of “President and Chief Operating Officer.” In this capacity, you will be head of, and be responsible for the general management and global operations of the Company. You will report directly to me and be elected to serve as an executive officer of the Company.

Your office will be located at the Company’s headquarters in Cambridge, Massachusetts.

You will be an employee of the Company “at will” with no definite term of employment.

Compensation

Base Salary

Your initial annual base salary will be $690,000. Thereafter, your base salary will be subject to periodic reviews in accordance with Company practice and policy.

Annual Incentive Compensation

You will be eligible to participate in the Company’s Annual Incentive Compensation Program (“AICP”). For calendar year 2018, your targeted AICP award will be eighty five percent (85%) of your prorated annual base salary, based on the applicable financial performance of the Company and your individual performance during that year, subject to the terms of the AICP. We also anticipate that your targeted AICP award in subsequent years will be no less than eighty five percent (85%) of your annual base salary for the applicable year. The design of AICP bonuses will be determined each year by the Company’s Board or its Compensation Committee and there are no guarantees with respect to how any design changes will affect future AICP bonus payments to you.

Long-Term Incentive Compensation

You will be eligible to participate in the Company’s long-term incentive program, which currently provides for annual equity awards. You will receive an equity award for fiscal 2018 with a total targeted award value of $1,300,000 effective at start date. The award will be delivered to you with the same terms and conditions as other similarly-situated Company executives. Future awards might differ based on Company goals, market factors and individual contribution.

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Fifty percent (50%) of the value of the fiscal 2018 award will be delivered to you as a performance-based unit (“PBU”) award which will be subject to a three-year performance period and which will cliff vest shortly after the conclusion of such performance period. The actual payout on this award, if any, is based on the Company’s performance against a pre-established performance goal determined by the Board’s Compensation Committee. Twenty-five percent (25%) of the value of the fiscal 2018 award will be delivered to you as an RSU award which will vest in three substantially equal annual installments beginning on the first anniversary of the grant date.  The final twenty-five percent (25%) of the value of the fiscal 2018 award will be delivered to you as a stock option award which will vest in three substantially equal annual installments beginning on the first anniversary of the grant date. The material terms of these grants will be contained in a terms and conditions document which will be issued to you at the time of grant. The terms and conditions document under which each award is issued shall govern these awards.

The actual number of PBUs granted to you will be calculated by dividing the dollar value of the respective award, as determined based on the percentages listed above, by an expense value as determined by a Monte Carlo simulation on a share of GCP common stock subject to the terms and conditions of our PBU on the grant date. The actual number of RSUs granted to you will be calculated by dividing the dollar value of the respective award, as determined based on the percentages listed above, by the fair market value of a share of GCP common stock on the grant date. The actual number of stock options granted to you will be calculated by dividing the dollar value of the option award, as determined based on the percentage listed above, by the Black-Scholes option valuation of the fair market value of a share of GCP common stock on the grant date. For this purpose, fair market value is the average of the high and low price of GCP common stock on the grant date.

You will receive more information about these awards, including the terms and conditions document, shortly after the award has been granted.

Your fiscal 2019 long-term incentive award will have a total targeted award value of $1,300,000.

New Hire Award

You will receive a sign-on equity award of restricted stock units (“RSUs”) valued at $1,000,000.  The RSUs subject to this sign-on award will vest in substantial equal installments on the first, second and third anniversaries of the grant date and be settled in Company stock. The actual number of RSUs granted to you for your sign-on award will be calculated by dividing the dollar value of the RSU award by the fair market value of a share of GCP common stock on the grant date. For this purpose, fair market value is the average of the high and low price of GCP common stock on the grant date. The material terms of this grant will be contained in a terms and conditions document which will be issued to you at the time of grant. The terms and conditions document shall govern this award.
Relocation
You will be provided relocation under the GCP Executive Homeowner Relocation Policy. In addition, GCP will provide you $100,000 in exception allowance (instead of the Policy’s stated $10,000 amount).

Executive Severance and Benefit Programs

As an executive officer of the Company, you will be eligible for benefits under the Severance Plan for Leadership Team Officers of GCP Applied Technologies Inc. (“Executive Severance Plan”) and the GCP Applied Technologies Inc. Executive Salary Protection Plan (“Salary Protection Plan”). In addition, shortly after you commence employment, the Company will enter into a written agreement with you which shall provide certain benefits in the event of a change in control of the Company (“Change in Control Agreement”). Although a brief summary of these benefits is provided below, the terms of each plan or agreement shall govern the provision of benefits to you.

Executive Severance Plan

You will be eligible for severance benefits under the Executive Severance Plan in the event that your employment is terminated involuntarily by the Company for reasons other than cause. For purposes hereof, “cause” shall mean theft, fraud, conviction of any crime that constitutes a felony, repeated failure to discharge your responsibilities after written notice or failure to adhere to the Company’s Business Ethics Policy. In addition, you shall be eligible for severance benefits under the Executive Severance Plan in the event you terminate your employment for good reason, but only if you provide written notice to the Company of a good reason event within 90 days of its initial existence and the Company fails to cure such event within 30 days after its receipt of

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such notice. For purposes hereof, “good reason” shall mean the Company requires you to relocate to a principal place of employment outside the Boston, MA metropolitan area or you experience a material diminution of your position, duties, authority or responsibilities.

At your current level, the Executive Severance Plan provides for a single lump sum payment equal to the sum of your annual base salary plus your target AICP bonus as of your employment termination date as well as payment of a pro-rated AICP bonus for the fiscal year in which your employment termination date occurs. In addition to these cash payments, you would be eligible for continuation of medical, dental and vision benefits at the rate you would pay as an active employee for up to twenty four (24) months after your employment termination date. You must meet all of the terms and conditions of the Executive Severance Plan to be eligible for these benefits, including the requirement that you timely sign and not revoke a release of claims against the Company and agree not to compete with the Company or solicit any customers or employees of the Company for two years after your employment termination date.

Salary Protection Plan

You will be eligible for death and disability benefits under the Salary Protection Plan in the event that you experience a disability or die while employed by the Company. The Salary Protection Plan provides for a monthly death benefit payable over no more than a ten year period that is equal to an executive’s monthly base salary at the time of death for the first twelve months and half of the executive’s monthly base salary at the time of death for the next 108 months. The number of monthly benefits after the first twelve months may be reduced based on the executive’s age at death, but to no less than 18 months. The Salary Protection Plan provides for a monthly disability benefit equal to an executive’s monthly base salary at the time of disability for the first twelve months and sixty percent of the executive’s monthly base salary at the time of disability until the executive attains age 65. The number of monthly benefits after the first twelve months may be reduced based on the executive’s age at disability. Disability benefits also are reduced by the amount of benefits payable to the executive under the Company’s long-term disability plan, social security disability benefits and, upon attainment of age 62, the amount of any retirement benefits provided under a Company retirement plan. You must meet all of the terms and conditions of the Salary Protection Plan to be eligible for these benefits.

Change in Control Agreement

You will be eligible for severance benefits under the Change in Control Agreement in the event that there is a change in control of the Company and either you resign for good reason or your employment is terminated involuntarily for reasons other than cause (as defined in the Change in Control Agreement). At your current level, the Change in Control Agreement provides for a single lump sum payment equal to three times the sum of your annual base salary plus your target AICP bonus as of your employment termination date as well as payment of a pro-rated AICP bonus for the fiscal year in which your employment termination date occurs. In addition to these cash payments, you would be eligible for continuation of medical, dental and vision benefits at the rate you would pay as an active employee for up to twenty four (24) months after your employment termination date. You must meet all of the terms and conditions of the Change in Control Agreement to be eligible for these benefits.

Executive Physical

You will be eligible for an annual physical performed at a Boston area medical center and paid for by the Company. The terms of the physical will be the same as are applicable to other executive officers of the Company.
409A Provisions

Notwithstanding any other provision of this letter agreement to the contrary, if you become entitled to severance at a time that the Company determines that you are a specified employee (as defined by Code Section 409A(a)(2)(B)), you will not be paid any severance prior to a date that is 6 months after your separation from service from the Company or your date of death if sooner; provided, however, that if your employment is terminated involuntarily and you become entitled to severance solely on that basis, then (in accordance with the provisions of Treasury Regulations Section 1.409A.1(b)(9)(iii)) you may receive, prior to that date, an amount of severance under this letter agreement (together with any other severance benefits you receive payable solely on that basis), which does not exceed an amount that is two times the compensation limit under Code Section 401(a)(17) at the time of your termination of employment or two times your annualized compensation at that time, if lesser. To that extent, each payment in a series of payments hereunder shall be deemed to be a separate payment for purposes of Code section 409A.

Finally, please note that all payments and benefits under this letter agreement (as well as under any other Company plan, program, policy or agreement) are intended to be exempt from Code section 409A or, with respect to any such payments and benefits that are not so exempt, to be in compliance with Code Section 409A and the provisions of this letter agreement (and those other Company plans, programs, policies or agreements) shall be interpreted and administered in such a manner, to the maximum extent possible, so that no payment due to you hereunder shall be subject to an additional tax pursuant to Code Section 409A(a)

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(1)(B). In accordance with Internal Revenue Service guidance, in order to avoid a violation of Code Section 409A, the release specified above must be signed and delivered to the Company and become irrevocable within 60 days of the date of your termination of employment; and, if the 60-day period extends into a new calendar year, then no severance payment subject to Code section 409A shall be made before the beginning of such new year.

Please note that the provisions under this paragraph do not grant to you any additional benefits, but instead these provisions are solely intended to help assure that any severance benefits that may become payable to you will be paid in a manner that either is exempt from or that conforms to the provisions of Code Section 409A.

Vacation

You will be entitled to five weeks paid vacation per full calendar year.

Other Benefit Programs

You will be eligible to participate in any other Company benefit plan, program or arrangement generally available to similarly-situated employees of the Company (subject to the continuation of the plans, programs or arrangements, as amended from time to time).

Pre-employment

Prior to joining GCP, you will be required to undergo a drug screening test. Please contact Makayla Foote, the Medical Assistant located in our Cambridge medical office, at Makayla.Foote@gcpat.com or 617-498-2669, to assist you in setting up an appointment with a medical facility convenient to your location. Please provide Makayla with your full legal name, postal address, phone number, email address, date of birth, last four-digits of your social security number, and job title as stated in this letter agreement.

Your offer of employment with GCP is contingent upon satisfactory completion of a drug screening test and background check.

Confidentiality

Except in the performance of duties as executive and/or an employee of the Company, you shall not at any time or in any manner make or cause to be made any copies, pictures, or other reproductions or recordings, or any summaries of any reports, studies, memoranda, correspondence, manuals, customer lists, records, formulae, or other written, printed or otherwise recorded materials of any kind whatever, belonging to or in the possession of the Company. You shall have no right, title, or interest in any such material, and you agree that (except in the performance of duties as an employee of the Company) you will not remove any such material from any premises of the Company and will surrender all such material to the Company immediately upon the termination of your employment, or at any time prior thereto upon the request of the Company.

In addition, without the prior written consent of the Company, you shall not at any time or in any manner (whether during or after your employment with the Company) use for your own benefit or purposes, or for the benefit or purposes of any other person, firm, corporation, or business organization, or disclose (except in the performance of duties as an employee of the Company) in any manner to any person, firm, corporation or business organization, any proprietary information, trade secrets or information, data, know-how, or knowledge (including, but not limited to, information, relating to suppliers, sales, customers, market development programs, costs, products, processes, formulae, research and development, or manufacturing methods, designs, or plans or employees) belonging to, or relating to the affairs of, the Company that is of a confidential nature. Information of a confidential nature does not include information that is in or hereinafter enters the public domain without your involvement.

You shall promptly disclose in writing to the Company (and to no one else) all improvements, ideas and inventions, whether or not patentable, whether or not made or conceived or reduced to practice or learned by you, either alone or jointly with others, or whether or not made or conceived prior or subsequent to the execution hereof, during the period of your employment with the Company, or within one year after termination of your employment with the Company, if resulting from or suggested by said employment, that are related to or useful in the actual or anticipated business of the Company, or result from your work with the Company. All such improvements, ideas and inventions shall be the sole and exclusive property of the Company, and are hereby assigned to the Company. At the request of the Company, and at its cost, you shall assist the Company, or any person or persons from time to time designated by the Company, during the term of your employment with the Company, or within one year thereafter, to obtain and enforce patents, copyrights or other rights in the United States and/or in such other countries as may be designated by the Company, covering such improvements, ideas, and inventions, and shall in connection therewith execute such applications

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or other documents, furnish such information and data, and take all such other action (including, but not limited to, the giving of testimony) as the Company may from time to time reasonably request.

It is understood that no improvements, ideas, or inventions are excluded from the terms of this letter agreement except as you disclose in writing before, or at the time you commence, your employment. If you would like to exclude any such items, please provide me a written list in a timely manner.

Non-Competition and Non-Solicitation

Non-Competition

You agree that during the period of twenty-four (24) months after the cessation of your employment with the Company (for any reason whatever), you will not, without the prior written consent of an authorized officer of the Company, (i) directly or indirectly engage in or (ii) assist or have any active interest in (whether as a stockholder, officer, director or any type of principal whatever, provided that ownership of not more than two (2) percent of the outstanding stock of a corporation traded on a national securities exchange shall not of itself be viewed as assisting or having an active interest) or (iii) enter the employment of or act as an agent or distributor for, or adviser or consultant to any person, corporation or business entity which is (or is about to become) directly or indirectly engaged in the development, manufacture or sale of any product which competes with or is similar to any product manufactured, sold or under development by the Company at any time while you are employed by the Company, in any area of the world in which such product is, at the time you cease to be employed, manufactured or sold by the Company.

You hereby acknowledge and confirm that the business of the Company extends throughout substantial areas of the world. During the course of employment your involvement with the business of the Company may vary as to products and geographic area. It is the Company’s practice to enforce this noncompetition covenant only to the extent necessary to protect the Company’s legitimate interests commensurate with your involvement with the business of the Company during your employment, and you acknowledge and confirm that the Company may enforce this noncompetition covenant consistent with such practice.

Non-Solicitation of Customers

You also agree that during the period of twenty-four (24) months after the cessation of your employment with Company (for any reason whatever), you shall not, on your own behalf or on behalf of any person, firm, corporation or business organization or entity, without the prior written consent of an authorized officer of Company, solicit, contact, call upon, communicate with or attempt to communicate with any customer or prospect of Company, or any representative of any customer or prospect of Company, with a view to sell or provide any product, equipment or service competitive or potentially competitive with any product, equipment or service sold or provided or under development by Company during the twelve months immediately preceding cessation of your employment with Company, provided that the restrictions set forth in this paragraph shall apply only to customers or prospects of Company, or representative of customers or prospects of Company, with whom you had contact during such twelve month period. The actions prohibited by this section shall not be engaged in by you directly or indirectly.
Non-Solicitation of Employees

You also agree that during the period of twenty-four (24) months after the cessation of your employment with the Company (for any reason whatever), you will not, directly or indirectly, on your own behalf or on behalf of or in conjunction with any person, firm, corporation or business organization or entity, without the prior written consent of an authorized officer of the Company, recruit, solicit, or induce, or attempt to recruit, solicit, or induce, any employee of the Company (with whom you had contact or supervised during the term of your employment) to terminate their employment relationship with the Company or to perform services for any other person, firm, corporation or business organization or entity.

Enforceability

You acknowledge that if you breach the provisions of the “Confidentially” or “Non-Competition and Non-Solicitation” sections of this letter agreement, the injury to the Company would be substantial, irreparable, and impossible to measure and compensate in money damages alone. You therefore agree that, in addition to provable damages, the Company may seek, and agree that a court of competent jurisdiction should grant, preliminary and permanent injunctive relief prohibiting any conduct by you which violates any of those provisions.

Indemnification

The Company shall, to the extent permitted by applicable law, indemnify you and hold you harmless from and against any and all losses and liabilities you may incur as a result of your performance of your duties as an officer or employee of the Company.

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In addition, the Company shall indemnify and hold you harmless against any and all losses and liabilities that you may incur, directly or indirectly, as a result of any third party claims brought against you (other than by any taxing authority) with respect to the Company’s performance of (or failure to perform) any commitment made to you under this letter agreement. The Company shall obtain such policy or policies of insurance as it reasonably may deem appropriate to effect this indemnification. Such indemnification to be provided pursuant to the terms and conditions contained in the Company’s Amended and Restated Certificate of Incorporation.

Miscellaneous

You agree that you will resign as a director, partner, officer and/or any other position of each direct or indirect subsidiary of the Company and/or of any other business entity directly or indirectly controlled by the Company, and to transfer to the Company any stock or other interest in any such subsidiary or business entity (which you may hold as a result of your employment with the Company), effective upon your cessation of employment with the Company or at any other time at the request of the Company. At the request of the Company, and at its cost, you agree to execute any statement or document, or take such other action, to effectuate such resignations and transfers. (Note, this provision does not apply to any equity you may hold in the Company, only to direct or indirect subsidiaries of the Company.)

You also agree to return all Company property to the Company, effective upon your cessation of employment or at any other time at the request of the Company.

You and the Company acknowledge this letter agreement, and the other written agreements referred to herein, contain the entire understanding of the parties concerning the subject matter hereof. You and the Company acknowledge that this letter agreement supersedes any prior agreement between you and the Company concerning the subject matter hereof.

If any provision of this letter agreement is held invalid or unenforceable in whole or in part, such provision, to the extent it is invalid or unenforceable, shall be revised to the extent necessary to make the provision, or part hereof, valid and enforceable, consistent with the intentions of the parties hereto. Any provision of this letter agreement that is held invalid or unenforceable, in whole or in part, shall not affect the validity and enforceability of the other provisions of this letter agreement which shall remain in full force and effect.

This letter agreement may be amended, superseded or canceled only by a written instrument specifically stating that it amends, supersedes or cancels this letter agreement, executed by you and the Company.

This letter agreement shall be governed, construed and enforced in accordance with the laws of the Commonwealth of Massachusetts, without regard to its conflict of laws rules.
I am very excited about your decision to join GCP and we look forward to a productive and rewarding relationship.

Sincerely,

/s/ Gregory E. Poling

Gregory E. Poling
President and Chief Executive Officer

AGREED AND ACCEPTED:

/s/ Randall S. Dearth

Date: July 11, 2018

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cc:     Kevin Holland

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